REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

EARLY WARNING REPORT

1.	Name and address of Offeror:

Christian Blair Hansen, 5124 West Spencer Street, Appleton, Wisconsin 54914

2.

The designation and number or principal amount of securities and the Offeror’s security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Mr. Hansen has acquired beneficial ownership of 2,000,000 units of Balaton Power Inc. (“Balaton”) through a private placement at US$0.02 per unit. Each unit consisted of one common share (a “Share”) and two share purchase warrants, an A Warrant and a B Warrant (together, the “Warrants”). Each A Warrant having an exercise price of US$0.03 per share for a period of 12 months and each B Warrant having an exercise price of US$0.03 per share for a period of 24 months from closing. Assuming exercise of all the Warrants, Mr. Hansen would have acquired a total of 6,000,000 shares of Balaton which would represent 5.73% of the then issued and outstanding securities of Balaton.

3.

The designation and number or principal amount of securities and the Offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Immediately following the acquisition of the securities detailed above, Mr. Hansen beneficially owns or controls 11,500,000 common shares of Balaton and 8,000,000 warrants, collectively representing 18.62% of the issued and outstanding shares of Balaton, assuming the exercise of the warrants held by Mr. Hansen.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control:

Mr. Hansen directly has ownership and control over an aggregate of 11,500,000 common shares and 8,000,000 warrants, collectively representing 18.62% of the issued and outstanding common shares of Balaton, assuming exercise of the warrants in full.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor:

Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	The name of the Market in which the transaction or occurrence that gave rise to the news release too place:

The common shares of Balaton are listed on the OTC Bulletin Board and trades under the trading symbol, BPWRF, however this was a private placement.

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Mr. Hansen acquired the Shares and the Warrants as an investment. Mr. Hansen may acquire further securities of Balaton in the future.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

8.	The names of any joint actors in connection with the disclosure required by this report:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

Mr. Hansen purchased the units at a price of US$0.02 per unit.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable..

11.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance:

The securities were acquired under the exemption from the prospectus requirements set forth in section 2.3 of NI 45-106 on the basis that Mr. Hansen is an accredited investor..

DATED July 27, 2010.

“C. Blair Hansen”

Christian Blair Hansen